UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
(Amendment No. 1)

	Under the Securities Exchange Act of 1934


	Inktomi Corporation
	(Name of Issuer)

	Common Stock, $.001 par value per share
	(Title of Class of Securities)

	457277101
	(CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 457277101	SCHEDULE 13G	Page 2 of 7


1	Name of Reporting Person	Eric A. Brewer
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			7,969,064
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				-0-

		8	Shared Dispositive Power

				7,969,064

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,969,064

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	7.3%

12	Type of Reporting Person*

	IN


CUSIP No. 457277101	SCHEDULE 13G	Page 3 of 7


1	Name of Reporting Person		Lisa M. Sardegna
	IRS Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				-0-

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			7,969,064
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				-0-

		8	Shared Dispositive Power

				7,969,064

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	7,969,064

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	7.3%

12	Type of Reporting Person*

	IN


CUSIP No. 457277101	SCHEDULE 13G	Page 4 of 7


Item 1(a).	Name of Issuer.

	Inktomi Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	4100 East Third Avenue, Foster City, CA  94404

Item 2(a).	Names of Persons Filing.

	Eric A. Brewer and Lisa M. Sardegna

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The principal business office of Eric A. Brewer is located at: 4100 East Third Avenue, Foster City, CA 94404

	The principal residence address of Lisa M. Sardegna is 425 Vassar Ave., Berkeley, CA 94708.

Item 2(c).	Citizenship.

	Eric A. Brewer and Lisa M. Sardegna are United States citizens.

Item 2(d).	Title of Class of Securities.

	Common stock, $0.001 par value per share

Item 2(e).	CUSIP Number.

	457277101

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No. 457277101	SCHEDULE 13G	Page 5 of 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two (2) and three (3) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No. 457277101	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Not applicable.



Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:	February 11, 2000



	________________________
	By:  Eric A. Brewer




	________________________
	By:  Lisa M. Sardegna


CUSIP No. 457277101	SCHEDULE 13G	Page 7 of 7


EXHIBIT A

AGREEMENT


	This will memorialize the agreement by and among all the undersigned that the Schedule 13G identifying each of the undersigned as "reporting persons" and mailed to Inktomi Corporation and filed with the Securities and Exchange Commission on or about February 14, 2000 with respect to the beneficial ownership of shares of Inktomi's Common Stock is being filed on behalf of each of the persons signing below.
This Agreement may be executed in counterparts, each of which shall be deemed as original, but all of which together shall constitute one and the same instrument.

DATED:	February 11, 2000



	________________________
	By:  Eric A. Brewer




	________________________
	By:  Lisa M. Sardegna